UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Subject Company)

STEINWAY MUSICAL INSTRUMENTS, INC.

(Name of Persons Filing Statement)

Ordinary Common Stock, par value $0.001 per share

(Title of Class of Securities)

858495104

(CUSIP Number of Class of Securities)

Dennis M. Hanson

Chief Financial Officer and General Counsel

Steinway Musical Instruments, Inc.

800 South Street, Suite 305

Waltham, Massachusetts 02453

(781) 894-9770

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

John T. Gaffney

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, New York 10166

(212) 351-2626

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by Pianissimo Acquisition Corp., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of Pianissimo Holdings Corp., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of the Company’s ordinary common stock, par value $0.001 per share, at a purchase price of $40.00 per share, net to the seller in cash without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2013, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Acquisition Sub with the Securities and Exchange Commission on August 21, 2013 (as amended and supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented by inserting immediately before the subsection entitled “Forward-Looking Statements” the following new subsection:

“Final Results of the Offer and Completion of the Merger.

The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of the day on September 18, 2013. Continental Stock Transfer & Trust Company, the depositary, has advised that, as of that time 11,005,781 shares of Company Common Stock had been validly tendered and not properly withdrawn in the Offer, representing approximately 83.8% of the shares of Company Common Stock outstanding on a fully diluted basis. All shares of Company Common Stock that were validly tendered into the Offer and not properly withdrawn have been accepted for payment by Acquisition Sub.

On September 19, 2013, Parent consummated the Merger pursuant to the terms of the Merger Agreement and in accordance with Section 251(h) of the DGCL. The Company Common Stock will no longer be listed on the New York Stock Exchange, and will be deregistered under the Exchange Act, and the Company will no longer file periodic reports with the SEC on account of the Company Common Stock.

On September 19, 2013, the Company and Paulson issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release is filed as Exhibit (a)(5)(H) hereto and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9, “Exhibits,” is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(H)	Joint Press Release issued by the Company and Paulson, dated September 19, 2013 (incorporated by reference to Exhibit (a)(5)(E) to Amendment No. 3 to the Schedule TO of Acquisition Sub filed with the SEC on September 19, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEINWAY MUSICAL INSTRUMENTS, INC.

By:	/s/ Michael T. Sweeney
Name: Title:	Michael T. Sweeney President and Chief Executive Officer

Dated: September 19, 2013